Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management Discussion and Analysis of Canaan Inc. (the “Company”) provides analysis of the Company’s financial results for the three months ended December 31, 2022 and the year ended December 31, 2022. The following information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements.

Fourth Quarter 2022 Financial Results

Revenues in the fourth quarter of 2022 were RMB391.9 million (US$56.8 million), representing a decrease of 59.9% from RMB978.2 million in the third quarter of 2022 and a decrease of 82.1% from RMB2,184.6 million in the same period of 2021.

Products revenue in the fourth quarter of 2022 was RMB319.6 million (US$46.3 million), representing a decrease of 65.1% from RMB916.0 million in the third quarter of 2022 and a decrease of 85.3% from RMB2,168.9 million in the same period of 2021. The decrease compared to the third quarter of 2022 and compared to the fourth quarter of 2021 were mainly due to the decrease in total computing power sold and the lower selling price, which resulted from the declined bitcoin price. AI product revenue decreased from RMB2.4 million in the third quarter of 2022 to RMB1.6 million (US$0.2 million) in the fourth quarter of 2022.

Mining revenue in the fourth quarter of 2022 was RMB72.2 million (US$10.5 million), representing an increase of 16.3% from RMB62.0 million in the third quarter of 2022 and an increase of 368.2% from RMB15.4 million in the same period of 2021. The increases in mining revenue over the third quarter of 2022 and the fourth quarter of 2021 were mainly attributable to the increased computing power energized for mining.

Cost of revenues in the fourth quarter of 2022 was RMB823.0 million (US$119.3 million), representing an increase of 8.4% from RMB758.9 million in the third quarter of 2022 and an increase of 18.0% from RMB697.6 million in the same period of 2021. The sequential and year-over-year increases in cost of revenues were primarily due to RMB405.5 million of inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments, as well as RMB74.9 million of depreciation for mining machines deployed for the Company’s mining business in the fourth quarter of 2022.

Gross loss in the fourth quarter of 2022 was RMB431.1 million (US$62.5 million), compared to a gross profit of RMB219.3 million in the third quarter of 2022 and a gross profit of RMB1,486.9 million in the same period of 2021.

Total operating expenses in the fourth quarter of 2022 were RMB404.8 million (US$58.7 million), representing an increase of 41.4% from RMB286.3 million in the third quarter of 2022 and an increase of 47.9% from RMB273.7 million in the same period of 2021.

Research and development expenses in the fourth quarter of 2022 were RMB223.5 million (US$32.4million), representing an increase of 89.3% from RMB118.1 million in the third quarter of 2022 and an increase of 99.5% from RMB112.0 million in the same period of 2021. The sequential increase was primarily attributable to RMB96.0 million one-off research and development expenditure for A13 series products. The year-over-year increase was primarily attributable to increased research and development costs for new products and increased staff costs in technology-related departments, partially offset by decreased share-based compensation expenses. Research and development expenses in the fourth quarter of 2022 also included share-based compensation expenses of RMB14.1 million (US$2.1 million).

Sales and marketing expenses in the fourth quarter of 2022 were RMB7.6 million (US$1.1 million), representing a decrease of 46.5% from RMB14.2 million in the third quarter of 2022 and a decrease of 75.2% from RMB30.7 million in the same period of 2021. The sequential and year-over-year decreases were mainly due to decreased staff costs. Sales and marketing expenses in the fourth quarter of 2022 also included share-based compensation expenses of RMB4.4 million (US$0.6 million).

General and administrative expenses in the fourth quarter of 2022 were RMB162.4 million (US$23.5 million), representing an increase of 13.8% from RMB142.7 million in the third quarter of 2022 and an increase of 24.0% from RMB131.0 million in the same period of 2021. The sequential increase was mainly due to increased staff costs, partially offset by decreased share-based compensation expenses. The year-over-year increase was mainly due to increased share-based compensation expenses and office expenses, which were partially offset by decreased staff costs. General and administrative expenses in the fourth quarter of 2022 also included share-based compensation expenses of RMB77.6 million (US$11.3 million).

Impairment on cryptocurrency in the fourth quarter of 2022 was RMB11.3 million (US$1.6 million), compared to RMB11.3 million in the third quarter of 2022 and nil in the same period of 2021. The impairment was mainly due to the declining bitcoin price during the fourth quarter of 2022.

Loss from operations in the fourth quarter of 2022 was RMB835.8 million (US$121.2 million), compared to a loss from operations of RMB67.0 million in the third quarter of 2022 and an income from operations of RMB1,213.2 million in the same period of 2021.

Non-GAAP loss from operations in the fourth quarter of 2022 was RMB739.3 million (US$107.2 million), compared to a non-GAAP income from operations of RMB38.2 million in the third quarter of 2022 and a non-GAAP income from operations of RMB1,267.4 million in the same period of 2021. Non-GAAP (loss)/income from operations excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign exchange gains, net in the fourth quarter of 2022 was RMB26.6 million (US$3.9 million), compared with a gain of RMB101.2 million in the third quarter of 2022 and a gain of RMB4.2 million in the same period of 2021, respectively. The foreign exchange gains were due to the US dollar appreciation against the Renminbi since the second quarter of 2022.

Net loss in the fourth quarter of 2022 was RMB610.2 million (US$88.5 million), compared to a net income of RMB46.1 million in the third quarter of 2022 and a net income of RMB1,196.5 million in the same period of 2021.

Non-GAAP adjusted net loss in the fourth quarter of 2022 was RMB513.7 million (US$74.5 million), compared to a non-GAAP adjusted net income of RMB151.3 million in the third quarter of 2022 and a non-GAAP adjusted net income of RMB1,250.7 million in the same period of 2021. Non-GAAP adjusted net (loss)/income excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the fourth quarter of 2022 was a loss of RMB47.2 million (US$6.8 million), compared with an income of RMB94.0 million in the third quarter of 2022 and a loss of RMB19.9 million in the same period of 2021, respectively. The loss in the fourth quarter of 2022 was due to the US dollar depreciation against the Renminbi during the fourth quarter of 2022.

Basic net loss per American depositary share (“ADS”) in the fourth quarter of 2022 was RMB3.64 (US$0.53). In comparison, basic net earnings per ADS in the third quarter of 2022 and in the same period of 2021 were RMB0.27 and RMB6.90, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net loss per ADS in the fourth quarter of 2022 was RMB3.64 (US$0.53). In comparison, diluted net earnings per ADS in the third quarter of 2022 and in the same period of 2021 were RMB0.27 and RMB6.81, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

Full Year 2022 Financial Results

Revenues in the full year of 2022 decreased to RMB4,378.9 million (US$634.9 million) from RMB4,986.7 million in 2021. The decrease was mainly due to the decline in total computing power sold, which in turn was the result of bitcoin price drop that began in the middle of 2022.

Products revenue in the full year of 2022 decreased to RMB4,159.6 million (US$603.1 million) from RMB4,956.9 million in 2021. Mining equipment product sales revenue in the full year of 2022 decreased to RMB4,150.2 million (US$601.7 million) from RMB4,939.9 million in 2021, and AI product revenue in the full year of 2022 decreased to RMB9.3 million (US$1.4 million) from RMB17.0 million in 2021.

Mining revenue in the full year of 2022 increased to RMB218.6 million (US$31.7 million) from RMB21.7 million in 2021. The increase was mainly due to the increased computing power energized for mining.

Cost of revenues in the full year of 2022 increased to RMB2,831.1 million (US$410.5 million) from RMB2,136.0 million in the full year of 2021. The increase was mainly due to RMB629.4 million of inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitment recorded and a depreciation of RMB198.5 million from the Company’s growing mining machine fleets for the mining business in the full year of 2022.

Gross profit in the full year of 2022 decreased to RMB1,547.8 million (US$224.4 million) from RMB2,850.7 million in the full year of 2021.

Total operating expenses in the full year of 2022 increased to RMB1,243.1 million (US$180.2 million) from RMB1,022.4 million in the full year of 2021.

Research and development expenses in the full year of 2022 increased by 64.2% to RMB546.6 million (US$79.3 million) from RMB332.8 million in the full year of 2021, primarily due to the increased research and development costs for new products and the increased staff costs in technology-related departments, partially offset by decreased share-based compensation expenses.

Sales and marketing expenses in the full year of 2022 decreased to RMB63.0 million (US$9.1 million) from RMB100.5 million in the full year of 2021. The decrease was mainly attributable to decreased staff costs, partially offset by increased share-based compensation expenses.

General and administrative expenses in the full year of 2022 decreased to RMB580.5 million (US$84.2 million) from RMB589.1 million in the full year of 2021. This year-over-year decrease was mainly due to decreased share-based compensation expenses.

Impairment on cryptocurrency in the full year of 2022 was RMB53.0 million (US$7.7 million), compared to nil in the full year of 2021.

Income from operations in the full year of 2022 was RMB304.7 million (US$44.2 million), compared to an income from operations of RMB1,828.3 million in the full year of 2021.

Non-GAAP income from operations in the full year of 2022 was RMB687.5 million (US$99.7 million), compared to RMB2,129.6 million in the full year of 2021.

Foreign currency translation adjustment, net of nil tax, in the full year 2022 was an income of RMB97.1 million (US$14.1 million), compared to a loss of RMB22.1 million in the full year of 2021.

Net income attributable to ordinary shareholders in the full year of 2022 was RMB486.4 million (US$70.5 million), compared to a net income of RMB2,000.3 million in the full year of 2021.

Non-GAAP adjusted net income in the full year of 2022 was RMB869.2 million (US$126.0 million), compared to a non-GAAP adjusted net income of RMB2,301.6 million in the full year of 2021.

Basic net earnings per ADS in the full year of 2022 was RMB2.85 (US$0.41), compared to basic net earnings per ADS of RMB11.90 in the full year of 2021.

Diluted net earnings per ADS in the full year of 2022 was RMB2.83 (US$0.41), compared to diluted net earnings per ADS of RMB11.65 in the full year of 2021.

As of December 31, 2022, the Company held cryptocurrency assets that comprised 757.14 bitcoins, with a carrying value of RMB87.3 million (US$12.7 million).

As of December 31, 2022, the Company had cash and cash equivalents of RMB707.3 million (US$102.5 million), compared to RMB2,684.3 million as of December 31, 2021.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non--GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net income/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.